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FOR IMMEDIATE RELEASE

                 CANADIAN NATIONAL TO ACQUIRE ILLINOIS CENTRAL
                IN STRATEGIC COMBINATION VALUED AT US$3 BILLION(1)

                CN Forges Integrated North American Rail Network

MONTREAL AND CHICAGO - February 10, 1998 - Canadian National Railway Company ("CN") (NYSE: CNI, TSE/ME: CNR) and Illinois Central Corporation ("IC") (NYSE:
IC) announced today that the companies have entered into a definitive merger agreement under which CN will acquire all of the common stock of IC for a combination of cash and stock valued at US$39.00 per IC share. IC has approximately 61.4 million shares outstanding, giving the transaction a total equity value of approximately US$2.4 billion. Upon completion of the merger, CN will also assume IC's net debt of approximately US$560 million.

Under the terms of the agreement, which has been unanimously approved by both companies' Boards of Directors, CN will promptly commence a cash tender offer for approximately 46.1 million shares of IC common stock, representing approximately 75 percent of the outstanding IC common stock at a price of US$39.00 per IC share. This represents a premium of 17.8 percent over the US$33.12 average closing price of IC stock for the 30-calendar day period ended February 9, 1998. The tender offer is subject to a minimum tender condition of
50.1 percent of the fully diluted IC common shares being validly tendered and not withdrawn. The tender offer will be subject to receipt of informal STB staff approval of a required voting trust agreement and the satisfaction of other customary conditions. The shares purchased in the tender offer will be placed in the voting trust.

Following completion of the tender offer, CN will consummate a second-step merger in which the remaining IC shares will be exchanged for cash and CN shares at a value equal to the same cash price paid in the tender offer, subject to certain collar arrangements. The CN shares will be issued in the merger with respect to 25 percent of the IC common stock. The merger is subject to, among other things, approval by IC shareholders and other customary conditions. After the merger, all of IC's stock will be held in the voting trust. Neither the acquisition of the IC shares pursuant to the tender offer nor the merger will be subject to STB approval of the combination. The transaction will be accounted for as a purchase and will be taxable to IC shareholders. Final regulatory approval is expected in early 1999.

(1) Redacted.

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David McLean will remain Chairman of the Board of Canadian National and Paul M.
Tellier will remain President and Chief Executive Officer of CN. E. Hunter Harrison, President and Chief Executive Officer of Illinois Central, will become Chief Operating Officer of CN effective upon completion of the tender offer. Two IC directors, Gilbert H. Lamphere, Chairman of the Board of Illinois Central, and Alexander P. Lynch, will join the CN Board of Directors, which will expand to 15 members. Messrs. Harrison, Lamphere and Lynch have each agreed to make a significant equity investment in CN. Furthermore, it is anticipated that the IC employee stock options outstanding at the time of the merger will be converted into an equal value of CN employee stock options.

Canadian National, Canada's largest and only transcontinental railway, has made significant strides since it was privatized in 1995 and posted record earnings in 1996 and 1997. CN's reported revenue rose 15 percent between 1992 and 1997. Revenue in 1997 was CDN$4.4 billion (US$3.0 billion). CN's operating ratio improved by approximately 16 points over this period to 78.6 percent (U.S. GAAP) in 1997. CN reaches the key U.S. cities of Detroit and Chicago. Illinois Central, with 1997 revenues of approximately $700 million, has operations extending from the rail hub of Chicago, south to the Gulf of Mexico, and west through Iowa. Based upon its 62.3 percent operating ratio, IC is the most efficient U.S. Class I railroad. Operating ratio (operating expenses as a percentage of revenues) is the freight railroad industry's standard efficiency measure.

With headquarters in Montreal, Canadian National after the merger will be the fifth largest railway in North America based on 1997 annual revenues of CDN$5.3 billion (US$3.7 billion). CN will have approximately 18,700 route miles in Canada and the U.S. and 24,600 employees.


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The combined strengths of CN and IC include:

-- A seamless North-South network from all major markets in Canada through Chicago and Detroit to the Gulf of Mexico, positioning CN along a rapidly growing trade corridor which had 1997 annual rail revenues of over $5 billion;

-- The ability to capitalize on the liberalization of trade among Canada, the United States and Mexico, which is growing annually at double-digit rates;

--   A broader array of rail service options in key North-South traffic lanes;

-- Expedited, more reliable and more efficient single line service that will free up assets, increase rail car availability and reduce switching between the two railways;

-- Enhanced competition at all points served by the combined rail network including new port options for shippers;

-- Improved opportunities for diverting traffic from highways between Southwest Ontario, the Midwest and beyond by improving CN's intermodal network;

--   Reduced reliance on truck-laden interstate highways; and

-- Integration of the best safety practices of both companies throughout the Canadian and U.S. transportation systems.

"Employees will benefit from being part of a stronger company in a consolidating industry. We are delighted to welcome IC's talented employees into the CN family. We look forward to having Hunter Harrison join CN as soon as possible," concluded Mr. Tellier.

It is anticipated that the combined company's operating efficiency will improve as a result of:

--   Precision train schedules which will increase yard and line capacity;

-- Lower car cycle times, which will reduce rolling stock requirements and increase car availability; and

--   Savings from improved asset utilization.

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Mr. Harrison added, "Our management teams share a similar philosophy for growth, customer service and the bottom line. In fact, over the last several years, CN and IC have already worked successfully together to improve service. This head-start will enable the combined company to quickly realize additional service improvements.

"The management of the combined railroad is committed to keeping in place significant levels of employee share ownership and incentive plans based on industry-leading service and efficiency. We believe this will help keep the focus on exceptional performance long after the immediate benefits of combining have been achieved," added Mr. Harrison.

Mr. Tellier concluded, "We are delivering on CN's promised turnaround strategy and focusing on our customers, shareholders and employees. CN is now positioned to thrive in the North American railroad industry of the 21 st century."

The number of shares to be received per IC share in the second step merger will be equal to $39.00 divided by the average closing price of the CN common stock on the NYSE for a 20-day trading period ending two business days prior to the effective date of the merger, provided that, for purposes of the calculation, such average price will not be greater than $64.50 or less than $43.00 (the collar).

Goldman, Sachs & Co. and Schroders plc acted as financial advisors to CN. The Beacon Group acted as financial advisor to IC and Lehman Brothers Inc. provided a fairness opinion to IC. Goldman Sachs Credit Partners L.P. and Bank of Montreal have fully underwritten and will act as Arrangers of US$1.8 billion of senior credit facilities to support the transaction. Davis Polk & Wardwell acted as legal advisor to CN and Harkins Cunningham provided regulatory counsel to CN. Simpson Thacher & Bartlett acted as legal advisor to IC and Oppenheimer Wolff & Donnelly provided regulatory counsel to IC.

Illinois Central Corporation is a holding company whose principal subsidiaries are the Illinois Central (ICRR), which operates a 2,600-mile freight railroad from Chicago south to the Gulf of Mexico, and the Chicago Central (CCP), which operates an 850-mile system from Chicago west through Iowa. IC was incorporated in 1851 and its efficient North-South configuration is known as the "Main Line of Mid-America."

Canadian National is Canada's largest and North America's sixth largest freight railroad. CN's network serves all of Canada, including the key ports of Vancouver, Montreal, and Halifax, as well as Chicago and Detroit, with connections to all points in North America. In 1992, the Company launched a revitalization plan, investing in the industry's most advanced management information system and opening the St. Clair Tunnel, which established the fastest route between Eastern Canada and the U.S. heartland. Since privatization in 1995, CN has delivered steadily improving financial performance and customer service since its initial public offering.

For background information and maps concerning this transaction, additional information about CN and web links to the IC, visit the World Wide Web at www.cn.ca.

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 This press release contains forward-looking statements regarding future events and the future performance of CN that involve risks and uncertainties that could cause actual results to differ materially. Those risks and uncertainties include, but are not limited to, customer demand, industry competition and regulatory developments, natural events such as severe weather, floods and earthquakes, the effects of adverse economic conditions affecting the Company's shippers, changes in fuel prices, and the ultimate outcome of shipper claims, environmental investigations or proceedings and other types of claims and litigations. We refer you to the documents that CN files from time to time with the Securities and Exchange Commission, such as the Company's Form 10-K, Form 10-Q, and Form 8-K reports, which contain additional important factors that could cause its results to differ from its current expectations and the forward-looking statements contained in this press release.

                                     # # #

For Canadian National:                           For Illinois Central:

Investors            Media                       Ann Thoma
Robert Noorigian     Mark Hallman                (312) 755-7591
(514) 399-0052       (514) 399-6630
                     After 2/11: (416) 217-6390

Joele Frank / Judy Wilkinson                     George Sard / Judy Brennan
Abernathy MacGregor Frank                        Sard Verbinnen & Co.
(212) 371-5999                                   (212) 687-8080

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